UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 31, 2014.	3

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) Grifols, S.A. (“Grifols”) hereby informs that it has received the approval of the United States’ Food and Drug Administration (“FDA”) for its new state-of-the-art purification facility of Grifols Biologicals Inc. in Los Angeles, California, United States for the production of “Immune Globulin Injection” 10% for human use (Gamunex).

Grifols’ products are used to treat rare and chronic diseases such as a neurological disorder, immune deficiencies, hemophilia and genetic emphysema. The new purification plant will be operational in 2015 as planned.

With this approval by the FDA, Grifols increases its manufacturing capacity for Gamunex by a maximum of 17 million grams per year in this plant.

53 million euros have been invested in the new plant, and over 100 new jobs will be created.

Barcelona, on 31 December 2014

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 31, 2014